Press release
For immediate release
September 14 2006

SIGNING OF AN AGREEMENT WITH MACDONALD MINES EXPLORATION LTD.
ON THE LG 3.5 PROPERTY

Virginia Mines Inc. (“Virginia”) is pleased to announce that it has entered into agreement with MacDonald Mines Exploration Ltd. (“MacDonald Mines”) on the LG 3.5 property (the “property”), located in the James Bay region of Quebec.

Under the terms of the agreement, MacDonald Mines has the option to acquire a 50% interest in the property in return for CA$1.2 million in exploration work and cash payments totalling CA$40,000. Virginia is the work operator.

The property is the host to several base-metal showings that reported values of up to 8.7% Zn, 11.8% Cu and 204 g/t Ag in grab samples, and 5.8% Cu over 6.1 metres in channel sampling. The project is located in the area of the LG-3 reservoir, within an unexplored volcanic belt that consists of a geological assemblage that is typical of belts hosting massive-sulphide deposits in the northwest of Quebec.

A MAG-EM heliborne geophysical survey, conducted in the spring of 2006, has detected several interesting conductors within a favourable stratigraphy. An exploration budget of nearly CA$250,000 has been allowed to carry on work on the property in the winter of 2007.

About MacDonald Mines Exploration Ltd.
MacDonald Mines is a VMS focused exploration company with over 27,000 hectares of highly prospective property covering mineralized zones within the Sachigo Greenstone Belt situated near McFauld’s Lake in the James Bay Lowlands. MacDonald Mines has conducted several exploration programs on this property resulting in the discovery of significant VMS mineralization along a 4 km anomaly on the MacNugget ground. The company believes that the opportunity to acquire a 50% interest in a highly prospective VMS property in Quebec with Virginia as a JV Managing Partner is synergistic with its continued exploration focus in James Bay and provides significant upside for our shareholders.

About Virginia Mines Inc.
Virginia is among the most active mining exploration companies in Quebec with a working capital of CA$46,879,000 as of May 31, 2006 and 26,030,372 shares issued and outstanding as of August 31 2006. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events